Legal Proceedings

On December 9, 2003, Milton Pfeiffer, a shareholder of the Micro-Cap Growth Fund, filed a complaint, amended on February 20, 2004 and again on April 29, 2004, in the United States District Court for the
Southern District of New York, naming the Adviser and the Micro-Cap Growth Fund as defendants. The amended complaint alleges that the Adviser violated its fiduciary duties under section 36(b) of the 1940
Act. Specifically, the complaint alleges that the Adviser charged the Micro-Cap Growth Fund for reimbursement of unnecessary and excessive marketing and distribution fees under Rule 12b-1 promulgated by the Securities and Exchange Commission (the ''SEC'') under the 1940 Act, even though the Micro-Cap Growth
Fund had been closed since May 30, 2003 to new investors outside the Trust. The complaint alleges that these Rule 12b-1 fee payments to the Adviser were in violation of the Adviser's fiduciary duty with respect to the receipt of compensation under section 36(b) of the 1940 Act. Plaintiff seeks the following relief: (1) to recover for the Micro-Cap
Growth Fund the allegedly excessive Rule 12b-1 fees from the Adviser; (2) to recover for the Micro-Cap
Growth Fund a portion of the investment advisory fees collected by the Adviser while allegedly in breach of its fiduciary duty; (3) to enjoin the Adviser from receiving from the Micro-Cap Growth
Fund, and to enjoin the Micro-Cap Growth Fund from paying to the Adviser, (a) any Rule 12b-1 fees while the Micro-Cap Growth Fund is closed to new investors and (b) any other charges that do not bear a reasonable relationship to the services provided or expenses incurred; and (4) to recover for plaintiff the costs and disbursements of this lawsuit, including the fees of plaintiff's attorneys and experts. The potential exposure of the Micro-Cap Growth Fund is unknown at this time.

The Adviser and the Micro-Cap Growth Fund deny, and are vigorously contesting, the plaintiff's allegations.

On October 6, 2004, Milton Pfeiffer also filed a complaint in the United States District Court for the Southern District of New York against IFS, as well as Scott Englehart and Tina Bloom, two employees of IFS (the ''two individuals'') who, as part of the administrative and accounting services provided by IFS to the Trust, also served as officers of the Trust. That complaint alleged that IFS charged the Micro-Cap Growth Fund excessive fees and that the two individuals breached alleged fiduciary duties to the Micro-Cap
Growth Fund by allowing IFS to charge those fees.
The defendants filed a third-party complaint in the same action against the Trust and certain current and former Trustees seeking indemnification for any judgment rendered against them and reimbursement of defense costs, basing their claims on certain contracts between the Trust and IFS. IFS and the two individuals prevailed in a motion for summary judgment in plaintiff's action against them, resulting in a dismissal of the lawsuit, including the third party action against the Trust. IFS has now demanded reimbursement from the Trust for its defense costs of $285,000. The Trust is evaluating the claim.